Exhibit 99.1

26 September 2023

TRANSACTION IN OWN SHARES

Burford Capital Limited (the “Company”), the leading global finance and asset management firm focused on law, today announces that, in accordance with the terms of its programme announced on September 19, 2023 to purchase its ordinary shares, no par value per share (“Ordinary Shares”) up to a maximum aggregate amount of £4.0 million (the “Programme”) in connection with forthcoming vesting of restricted stock units under the Burford Capital 2016 Long Term Incentive Plan, the Company purchased the following number of Ordinary Shares through Numis Securities Limited (“Numis”).

Date of purchase:	September 25, 2023
Aggregate number of Ordinary Shares purchased:	40,000
Lowest price paid per Ordinary Share (GBp):	1152.00
Highest price paid per Ordinary Share (GBp):	1172.00
Volume weighted average price paid per Ordinary Share (GBp):	1161.0064

Ordinary Shares purchased pursuant to the Programme will be initially held by the Company in treasury. Following the purchase and settlement of these Ordinary Shares, the Company’s issued ordinary share capital is 219,049,877, of which 316,574 Ordinary Shares are held in treasury and do not have any voting rights. Therefore, the total number of voting rights in the Company, excluding treasury shares, will be 218,733,303 after giving effect to the purchases described above. This figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in the Company under the FCA’s Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the UK version of Regulation (EU) No. 596/2014 which is part of UK law by virtue of the European Union (Withdrawal) Act 2018, the table below contains detailed information with respect to the individual trades made by Numis as part of the Programme.

Individual trades information:

Number of Ordinary Shares purchased	Transaction price (pence per Ordinary Share)	Time of transaction	Trading venue
580	1164.00	08:37:40	AIMX
95	1164.00	08:37:40	AIMX
422	1165.00	08:40:18	AIMX
447	1164.00	08:43:40	AIMX
44	1158.00	08:55:40	AIMX
39	1158.00	09:01:40	AIMX
46	1158.00	09:05:47	AIMX
39	1163.00	09:12:47	AIMX

125	1163.00	09:13:36	AIMX
125	1163.00	09:13:36	AIMX
114	1163.00	09:13:36	AIMX
395	1161.00	09:21:48	AIMX
44	1160.00	09:22:48	AIMX
347	1160.00	09:22:48	AIMX
407	1162.00	09:42:13	AIMX
125	1162.00	09:45:55	AIMX
125	1162.00	09:45:55	AIMX
125	1162.00	09:45:55	AIMX
14	1162.00	09:45:55	AIMX
360	1162.00	09:45:55	AIMX
45	1157.00	10:07:00	AIMX
61	1157.00	10:09:13	AIMX
43	1157.00	10:13:00	AIMX
43	1157.00	10:18:00	AIMX
1	1163.00	10:24:33	AIMX
38	1163.00	10:30:03	AIMX
417	1163.00	10:30:43	AIMX
367	1163.00	10:30:43	AIMX
465	1163.00	10:34:03	AIMX
10	1161.00	10:52:03	AIMX
38	1162.00	11:09:03	AIMX
46	1162.00	11:13:03	AIMX
43	1162.00	11:19:03	AIMX
158	1162.00	11:23:30	AIMX
46	1162.00	11:25:03	AIMX
42	1162.00	11:31:03	AIMX
42	1162.00	11:37:03	AIMX
44	1162.00	11:42:03	AIMX
20	1162.00	11:42:03	AIMX
70	1162.00	11:42:03	AIMX
66	1162.00	11:42:03	AIMX
243	1162.00	11:42:03	AIMX
125	1164.00	11:46:10	AIMX
42	1164.00	11:49:04	AIMX
44	1164.00	11:54:04	AIMX
39	1166.00	12:05:00	AIMX
38	1166.00	12:10:00	AIMX
755	1170.00	12:11:44	AIMX
708	1172.00	12:11:51	AIMX

385	1171.00	12:12:40	AIMX
422	1169.00	12:13:09	AIMX
160	1168.00	12:13:10	AIMX
119	1168.00	12:13:13	AIMX
161	1168.00	12:13:13	AIMX
455	1164.00	12:28:55	AIMX
430	1164.00	12:42:30	AIMX
383	1163.00	12:52:21	AIMX
39	1164.00	12:52:21	AIMX
825	1167.00	13:02:31	AIMX
290	1167.00	13:02:31	AIMX
914	1167.00	13:02:31	AIMX
137	1167.00	13:02:31	AIMX
351	1167.00	13:03:00	AIMX
39	1167.00	13:03:00	AIMX
41	1163.00	13:03:02	AIMX
180	1163.00	13:03:02	AIMX
256	1163.00	13:03:02	AIMX
23	1163.00	13:03:02	AIMX
149	1163.00	13:03:02	AIMX
407	1162.00	13:03:02	AIMX
375	1163.00	13:10:08	AIMX
21	1163.00	13:10:08	AIMX
12	1163.00	13:17:03	AIMX
78	1163.00	13:17:03	AIMX
100	1163.00	13:17:03	AIMX
378	1163.00	13:20:03	AIMX
433	1160.00	13:25:25	AIMX
117	1159.00	13:34:19	AIMX
117	1159.00	13:37:11	AIMX
117	1159.00	13:40:02	AIMX
46	1159.00	13:42:47	AIMX
224	1162.00	13:48:00	AIMX
154	1162.00	13:48:00	AIMX
118	1161.00	13:50:58	AIMX
117	1161.00	13:53:36	AIMX
140	1161.00	13:53:36	AIMX
117	1160.00	13:58:47	AIMX
318	1160.00	13:58:47	AIMX
199	1160.00	14:04:20	AIMX
63	1160.00	14:04:20	AIMX

194	1162.00	14:17:56	AIMX
47	1162.00	14:18:31	AIMX
213	1162.00	14:18:31	AIMX
100	1163.00	14:21:04	AIMX
363	1163.00	14:21:04	AIMX
171	1163.00	14:24:56	AIMX
250	1163.00	14:24:56	AIMX
125	1163.00	14:24:56	AIMX
23	1163.00	14:24:56	AIMX
465	1163.00	14:26:42	AIMX
400	1165.00	14:30:20	AIMX
400	1165.00	14:30:20	AIMX
441	1163.00	14:30:57	AIMX
200	1162.00	14:33:37	AIMX
189	1162.00	14:33:37	AIMX
150	1162.00	14:33:50	AIMX
76	1162.00	14:33:50	AIMX
63	1162.00	14:33:50	AIMX
261	1162.00	14:35:52	AIMX
197	1162.00	14:35:52	AIMX
148	1162.00	14:38:52	AIMX
117	1162.00	14:40:50	AIMX
38	1162.00	14:40:56	AIMX
111	1162.00	14:42:39	AIMX
446	1162.00	14:42:39	AIMX
452	1162.00	14:42:39	AIMX
42	1162.00	14:46:39	AIMX
401	1162.00	14:46:39	AIMX
261	1160.00	14:46:45	AIMX
117	1160.00	14:48:36	AIMX
71	1160.00	14:50:30	AIMX
46	1160.00	14:50:30	AIMX
447	1160.00	14:51:51	AIMX
357	1160.00	14:51:51	AIMX
452	1157.00	14:52:07	AIMX
389	1157.00	14:54:49	AIMX
48	1157.00	15:02:49	AIMX
371	1157.00	15:02:49	AIMX
462	1157.00	15:03:40	AIMX
399	1155.00	15:04:56	AIMX
68	1155.00	15:08:15	AIMX

320	1155.00	15:08:16	AIMX
140	1156.00	15:16:31	AIMX
71	1158.00	15:17:31	AIMX
1	1159.00	15:17:31	AIMX
104	1159.00	15:17:31	AIMX
87	1159.00	15:17:31	AIMX
1	1159.00	15:17:31	AIMX
201	1159.00	15:18:24	AIMX
166	1159.00	15:18:24	AIMX
229	1159.00	15:18:24	AIMX
13	1159.00	15:18:25	AIMX
125	1159.00	15:18:25	AIMX
87	1159.00	15:18:25	AIMX
13	1159.00	15:18:25	AIMX
229	1159.00	15:18:25	AIMX
76	1159.00	15:18:40	AIMX
125	1159.00	15:18:40	AIMX
179	1159.00	15:18:52	AIMX
55	1159.00	15:18:52	AIMX
157	1158.00	15:22:41	AIMX
239	1158.00	15:22:41	AIMX
384	1158.00	15:22:41	AIMX
117	1155.00	15:27:26	AIMX
117	1155.00	15:28:58	AIMX
220	1155.00	15:29:01	AIMX
31	1154.00	15:29:01	AIMX
99	1158.00	15:31:55	AIMX
335	1158.00	15:31:55	AIMX
236	1157.00	15:32:54	AIMX
145	1157.00	15:32:58	AIMX
178	1157.00	15:34:49	AIMX
6	1157.00	15:34:49	AIMX
418	1160.00	15:37:34	AIMX
38	1159.00	15:37:50	AIMX
70	1159.00	15:38:44	AIMX
13	1159.00	15:38:44	AIMX
305	1159.00	15:38:44	AIMX
125	1159.00	15:39:44	AIMX
250	1159.00	15:39:44	AIMX
59	1159.00	15:39:44	AIMX
49	1159.00	15:41:44	AIMX

414	1159.00	15:41:44	AIMX
39	1156.00	15:46:01	AIMX
251	1157.00	15:47:15	AIMX
136	1157.00	15:47:17	AIMX
32	1157.00	15:47:22	AIMX
85	1157.00	15:47:22	AIMX
248	1157.00	15:47:23	AIMX
41	1157.00	15:47:50	AIMX
15	1157.00	15:48:42	AIMX
398	1156.00	15:49:42	AIMX
37	1153.00	15:52:40	AIMX
117	1154.00	15:54:58	AIMX
1	1154.00	15:55:13	AIMX
157	1154.00	15:57:46	AIMX
41	1154.00	15:57:59	AIMX
122	1154.00	15:59:44	AIMX
1	1154.00	15:59:44	AIMX
436	1154.00	15:59:44	AIMX
117	1154.00	16:00:19	AIMX
248	1154.00	16:00:27	AIMX
411	1156.00	16:01:11	AIMX
396	1156.00	16:03:41	AIMX
240	1156.00	16:05:01	AIMX
107	1156.00	16:05:01	AIMX
116	1156.00	16:08:01	AIMX
240	1156.00	16:08:01	AIMX
35	1156.00	16:08:01	AIMX
34	1156.00	16:08:01	AIMX
93	1154.00	16:11:05	AIMX
61	1154.00	16:11:24	AIMX
125	1154.00	16:11:24	AIMX
95	1154.00	16:12:04	AIMX
117	1154.00	16:12:15	AIMX
79	1154.00	16:13:03	AIMX
55	1154.00	16:13:12	AIMX
117	1154.00	16:13:26	AIMX
47	1154.00	16:13:59	AIMX
34	1154.00	16:14:09	AIMX
70	1152.00	16:15:16	AIMX
82	1155.00	16:16:57	AIMX
109	1155.00	16:16:57	AIMX

31	1156.00	16:18:16	AIMX
529	1156.00	16:18:20	AIMX
414	1154.00	16:18:21	AIMX
272	1158.00	16:22:08	AIMX
244	1159.00	16:23:08	AIMX

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 (212) 235 6824

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

Berenberg – Joint Broker	+44 (0)20 3207 7800
Toby Flaux
James Thompson
Yasmina Benchekroun

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This announcement does not constitute an offer of any Burford private fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford private funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided in this announcement is for informational purposes only. Past performance is not indicative of future results. The information contained in this announcement is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in any of Burford private funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, Burford and its representatives may from time to time make other oral or written statements that are forward-looking, including in its periodic reports that Burford files with, or furnishes to, the US Securities and Exchange Commission, other information made available to Burford’s security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Burford cautions that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that Burford’s actual results of operations, including its financial position and liquidity, and the development of the industry in which it operates, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those Burford expects include, among others, those discussed under “Risk Factors” in Burford’s annual report on Form 20-F for the year ended December 31, 2022 filed with the US Securities and Exchange Commission on May 16, 2023 and other reports or documents that Burford files with, or furnishes to, the US Securities and Exchange Commission from time to time. In addition, even if Burford’s results of operations, including its financial position and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, Burford undertakes no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.